SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 24, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces the appointment of adv. Nomi Sandhaus as the company's vice president, legal counsel, regulatory affairs and corporate secretary

PARTNER COMMUNICATIONS ANNOUNCES THE
APPOINTMENT OF ADV. NOMI SANDHAUS AS THE
COMPANY'S VICE PRESIDENT, LEGAL COUNSEL,
REGULATORY AFFAIRS AND CORPORATE SECRETARY

Rosh Ha'ayin, Israel, February 24, 2015 - Partner Communications Company Ltd. (“Partner” or “the Company”) (TASE and NASDAQ: PTNR), a leading communications operator in Israel, announces today the appointment of Adv. Nomi Sandhaus as the Company's Vice President, Legal Counsel, Regulatory Affairs and Corporate Secretary. Adv. Nomi Sandhaus will commence her office on May 3, 2015.

Adv. Nomi Sandhaus is joining the Company after having served for five years as the chief legal advisor and Head of the Legal Division of Bank Leumi le-Israel B.M. Prior to that, Adv. Nomi Sandhaus served for thirteen years in other senior positions in the bank's legal division. Adv. Nomi Sandhaus holds an LL.B degree from Tel-Aviv University.

Adv. Nomi Sandhaus will replace Adv. Roly Klinger, Vice President, Business Development, Legal and Regulatory Affairs, and Corporate Secretary who has asked to terminate her office after more than sixteen years of office in order to seek new endeavors.

Mr. Adam Chesnoff and Mr. Haim Romano congratulated Adv. Nomi Sandhaus for joining the Company's senior management team. Mr. Adam Chesnoff noted: "I am confident that Adv. Nomi Sandhaus, who has many years of experience in the field of legal counsel, specializing in the capital market, technology, online banking, complex financing transactions, regulation and in legal risk management, brings with her added value to the Company. We wish her success in her position."

Mr. Haim Romano, the Company’s CEO, wished to take this opportunity to thank Adv. Roly Klinger for her significant contribution to the Company’s success since its founding, stating: “Adv. Roly Klinger's abilities, qualifications and meritorious work are evident in all spheres of the Company’s activities throughout the years of her service in the Company. These were reflected through the building of a professional legal division, creating leading corporate governance, through her upholding and developing of ethics as a managerial tool, and through her leadership of courses of action that were strategically important for the Company.”

Mr. Adam Chesnoff, the Chairman of the Board of Directors, noted: “The Company thanks Adv. Roly Klinger for her extraordinary contribution to the Company’s success, and her commitment and dedication to the Company as well as her professional accompaniment of the Company’s Board of Directors and its committees and the upholding of commendable corporate governance.”

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe," "anticipate," "expect," "intend," "strive," "seek," "plan," "could," "may," "foresee," "target," "objective," declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or to sustain or expand the current market share in existing or new markets, plans to reduce expenses and any other statement regarding a future event or potential opportunity, is a forward-looking statement.

We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information about the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner:
http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: February 24, 2015